EXHIBIT 99.1

Quartz Completes Induced Polarization Geophysical Survey At Maestro Project, British Columbia

Survey results will enhance effective drill targeting in early 2026

VANCOUVER, BC / ACCESS Newswire / December 18, 2025 / Quartz Mountain Resources Ltd. (TSXV:QZM)(OTC PINK:QZMRF) ("Quartz" or the "Company") is pleased to announce that Peter E. Walcott and Associates Limited have completed a detailed, 4.3 square kilometer induced polarization ("IP") survey over key portions of its Maestro property. Quartz is targeting exciting precious metal mineral systems that occur up to several kilometers outboard of the large Lone Pine molybdenum deposit, all within the extensive Maestro Property. The goal of the IP survey is to outline sulphide systems both near surface and to depths of up to 500 meters associated with mineralization discovered in and outboard of the Prodigy gold-silver zone and over additional important scale deposit targets on the Maestro Property. The IP data is currently being processed and analyzed. The resulting data will then be announced and integrated into Quartz's detailed planning underway for sequential drill programs being planned for Maestro during 2026.

Bob Dickinson, Quartz's Chairman comments, "Quartz was built with the mission to discover and transact high-value gold-silver-copper projects that are coveted by major operators. This IP survey and upcoming drill program in 2026 are part of our focused efforts to create significant shareholder value at both the Maestro and Jake projects. The potential for these projects is significant and we are looking forward to the additional drill programs and survey results coming in 2026."

Drilling at Prodigy has intersected three classic but integrated mineral deposit types. They are classed as: 1) Epithermal Au-Ag-Mo-Cu, 2)Porphyry Au and 3) Porphyry Cu-Mo or Mo-Cu as described below. Adding to the potential is recent age dating of Prodigy gold-silver mineralization compares favorably to the age of the mineralizing event at BC's new Blackwater Gold Mine. IP surveying is widely known to be very useful in successfully outlining mineralization associated with all three of these types of mineral systems and is expected to significantly enhance effective drill targeting.

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1.	Epithermal Au-Ag-Mo-Cu Mineralization

Early porphyry Mo-Cu mineralization is cut and overprinted by a stockwork of quartz-ankerite veins and vein breccias containing molybdenite, tetrahedrite, chalcopyrite, pyrite, and locally sphalerite and galena assemblages typical of high-to intermediate Au-Ag sulfidation systems developed above porphyry deposits. Breccia bodies occur within the quartz-ankerite vein zone and are associated with intense green sericite alteration. This alteration has destroyed mafic minerals and magnetite, producing a magnetic low anomaly.

2.	Porphyry Au Mineralization

An intrusive body (quartz monzonite) at depth, along with the surrounding volcanic rocks (andesite) host a distinct style of mineralization characterized by pervasive green sericite alteration enriched in gold. Much of the gold mineralization is associated with pyrite rich zones, either as disseminated mineralization or massive, vein-type pyrite. The disseminated pyrite and pyrite-rich zones within and around the quartz monzonite are classified as Porphyry Au mineralization.

3.	Porphyry Mo-Cu (Mo dominant) and Cu-Mo (Cu dominant) Mineralization

The quartz monzonite and the overlying volcanic rocks are affected by strong K-feldspar and biotite alteration, respectively. Both host rocks are cut by quartz Mo-Cu veins. This early porphyry-type Mo-Cu mineralization has been intersected in several drill holes located on the east and northeast of the magnetic low "EYE". Notably, drilling has identified increasing Cu grades to the northeast, indicating a potential Porphyry Cu-Mo deposit target located in that direction.

About Quartz

Headquartered in Vancouver, Canada, Quartz Mountain Resources (TSXV:QZM)(OTC Pink:QZMRF) is a well- funded public company whose successful mine-finding management team is focused on discovering and transacting important-scale gold, silver and copper projects in British Columbia. The Company owns 100% of the Maestro gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the British Columbia government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar all of which are porphyry-copper±gold deposits that are currently producing or formerly producing mines. Recently, Amarc Resources, an HDI associate, with funding from Freeport, announced the exciting discovery of the high grade, AuRORA gold-copper-porphyry deposit also in British Columbia. Other well-known projects with HDI involvement include Sisson, Duke and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

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About Maestro

The MaestroProject, located in central British Columbia, lies adjacent to Highway 16, 15 km north of Houston and 45 km south of Smithers, providing year-round road access to the Project and nearby infrastructure including, rail, hydroelectricity, and natural gas. This logistical advantage, near resource supporting centres, positions the Maestro Project favourably for potential development. Covering 2,309 hectares, it has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit and not the precious metals potential of the surrounding area.

Since acquiring the property, Quartz has conducted comprehensive geochemical and geophysical surveys, including soil/silt sampling, induced polarization geophysics, airborne magnetic surveys, hyperspectral studies, detailed relogging of historical drill core and assaying for gold only, 976 pulp samples derived from historical assaying of numerous core holes located across the Maestro Property. Quartz's first ever drill test, on its Maestro Property, a Phase 1, two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes and Ag-Au veins which are both hosted within an extensive epithermal Au-Ag system. The Au lodes and Ag veins along with the more disseminated precious metals intersected by the drill holes are all hosted within a large and earlier deposited, Mo-Cu porphyry system. Quartz's second core hole, PR-23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and also 36 m of 5.73 g/t Au and 87 g/t Ag. These results indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization. Phase 2 and Phase 3 delineation-type drilling of the new Prodigy discovery at Maestro was completed in August 2025. This staged drilling is outlining a unique gold-rich porphyry system that is closely integrated with Epithermal Au-Ag and Porphyry Cu-Mo mineral systems. It is expected that drilling at Maestro will be consistently advanced with multiple drill program stages going forward. Mineralization remains open, promising significant further potential and multiple other deposit targets exist to be considered.

About Jake

The 100% owned Jake Property is located 160 km north of Smithers in north central BC. It is accessible by helicopter and close to the Minaret airstrip and historical logging roads which lead to mining support towns of Smithers, Fort St. James and Hazelton.

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Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide. The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re. A series of modern surface exploration programs were first completed by Quartz to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp. Taken together this comprehensive technical database defined a significant-scale porphyry Cu-Au deposit target which Quartz tested with 3,418 meters of drilling in seven holes during 2024. This drill program successfully discovered a new porphyry Cu-Au-Ag system, wide open to expansion. Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry Cu-Au district surrounding the Jake Property. The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after substantially advancing delineation drilling at Maestro.

Qualified Person

Farshad Shirmohammad, M.Sc., P. Geo., a "Qualified Person" within the meaning of National Instrument 43-101 - Standards of Disclosure for Minerals Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

or:

Roger Blair

Email: rblair@acuityadvisorycorp.com Ph: +1 604-351-0025

or

Jeff Wilson

Email: jwilson@acuityadvisorycorp.com Ph: +1 604-837-5440

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company's projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission.

SOURCE: Quartz Mountain Resources Ltd.

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